Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three and nine months ended September 30, 2014 and 2013

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of Canadian dollars)
	September 30, 2014	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$26,601	$13,839
Accounts receivable, net (note 4)	125,279	160,636
Natural gas in storage	34,903	25,609
Supplies and consumables inventory	9,653	7,924
Regulatory assets (note 5)	53,466	26,125
Prepaid expenses	8,518	11,341
Notes receivable and investment (note 6)	780	598
Deferred income tax asset	14,532	19,652
Income tax receivable	399	379
Derivative instruments (note 20)	6,135	9,176
Assets held for sale (note 12(c))	1,792	23,927
	282,058	299,206
Property, plant and equipment	3,068,793	2,708,704
Intangible assets	54,221	54,416
Goodwill	89,136	84,647
Regulatory assets (note 5)	178,318	164,223
Derivative instruments (note 20)	16,548	27,123
Long-term investments and notes receivable (note 6)	31,125	32,746
Deferred income tax asset (note 3(a))	61,883	86,632
Other assets	26,407	18,784
	$3,808,489	$3,476,481

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of Canadian dollars)
	September 30, 2014	December 31, 2013
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$31,167	$14,489
Accrued liabilities	126,274	146,338
Dividends payable	22,286	17,535
Regulatory liabilities (note 5)	16,649	21,632
Long-term liabilities (note 7)	8,822	8,339
Pension and other post-employment benefits	322	305
Other long-term liabilities	8,577	7,451
Advances in aid of construction	1,304	1,239
Derivative instruments (note 20)	3,807	2,492
Environmental obligations (note 18(a)(ii))	29,691	10,111
Preferred shares series C	1,093	1,038
Income tax payable	6,302	5,159
Deferred credits	7,778	7,778
Deferred income tax liability	1,759	2,308
Liabilities held for sale (note 12)	1,300	1,471
	267,131	247,685
Long-term liabilities (note 7)	1,404,651	1,247,249
Advances in aid of construction	77,017	77,697
Regulatory liabilities (note 5)	99,929	101,657
Deferred income tax liability	150,332	137,153
Derivative instruments (note 20)	19,553	13,729
Deferred credits	14,715	17,115
Pension and other post-employment benefits	73,806	70,532
Environmental obligation (note 18(a)(ii))	41,409	59,444
Other long-term liabilities	28,231	20,492
Preferred shares Series C	17,647	17,767
	1,927,290	1,762,835
Equity:
Preferred shares (note 9(d))	213,807	116,546
Common shares (note 9(a))	1,530,841	1,351,264
Additional paid-in capital (note 3(a))	31,780	7,313
Deficit	(508,819)	(488,406)
Accumulated other comprehensive income/(loss) (note 10)	32,206	(31,410)
Total Equity attributable to shareholders of Algonquin Power & Utilities Corp.	1,299,815	955,307
Non-controlling interests (note 3(a))	314,253	510,654
Total Equity	1,614,068	1,465,961
Commitments and contingencies (note 18)
Subsequent event (note 9(c))
	$3,808,489	$3,476,481

See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

(thousands of Canadian dollars, except per share amounts)	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Revenue
Regulated electricity sales and distribution	$48,868	$42,936	$152,264	$122,144
Regulated gas sales and distribution	42,244	28,935	321,370	167,606
Regulated water reclamation and distribution	17,193	15,852	48,215	42,726
Non-regulated energy sales	40,353	37,885	148,763	131,359
Other revenue	3,205	2,310	13,633	6,154
	151,863	127,918	684,245	469,989
Expenses
Operating	58,102	46,701	176,799	131,361
Regulated electricity purchased	27,443	23,897	86,348	70,858
Regulated gas purchased	13,761	7,821	186,237	91,761
Non-regulated energy purchased	6,733	5,075	32,797	17,424
Administrative expenses	8,192	6,162	24,165	18,367
Depreciation of property, plant and equipment	27,611	22,547	79,325	66,015
Amortization of intangible and other assets	2,924	1,112	5,739	3,128
Loss/(gain) on foreign exchange	(491)	881	(1,422)	(437)
	144,275	114,196	589,988	398,477
Operating income from continuing operations	7,588	13,722	94,257	71,512
Interest expense	15,928	13,907	48,282	38,995
Interest, dividend income and other income	(1,683)	(1,345)	(6,237)	(5,730)
(Gain)/loss on asset disposal	—	118	(326)	118
Write down on long-lived assets (note 6)	7,180	16	8,171	16
Acquisition-related costs	448	486	945	1,500
Gain on derivative financial instruments (note 20(b)(iv))	(1,635)	(586)	(655)	(2,490)
	20,238	12,596	50,180	32,409
Earnings from continuing operations before income taxes	(12,650)	1,126	44,077	39,103
Income tax expense/(recovery) (note 15)
Current	2,200	1,152	5,940	2,408
Deferred	(6,737)	(4,395)	7,203	1,585
	(4,537)	(3,243)	13,143	3,993
Earnings/(loss) from continuing operations	(8,113)	4,369	30,934	35,110
Loss from discontinued operations net of tax (note 12)	(214)	(300)	(646)	(35,340)
Net earnings/(loss)	(8,327)	4,069	30,288	(230)
Net loss attributable to non-controlling interests (note 14)	(2,017)	(1,954)	(13,852)	(7,372)
Net earnings/(loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$(6,310)	$6,023	$44,140	$7,142
Basic net earnings/(loss) per share from continuing operations (note 16)	$(0.04)	$0.02	$0.18	$0.19
Basic net loss per share from discontinued operations (note 16)	—	—	—	(0.17)
Basic net earnings/(loss) per share (note 16)	(0.04)	0.02	0.18	0.02
Diluted net earnings/(loss) per share from continuing operations (note 16)	(0.04)	0.02	0.18	0.19
Diluted net loss per share from discontinued operations (note 16)	—	—	—	(0.17)
Diluted net earnings/(loss) per share (note 16)	$(0.04)	$0.02	$0.18	$0.02
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(thousands of Canadian dollars)	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Net earnings/(loss)	$(8,327)	$4,069	$30,288	$(230)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of tax recovery of $229 and $25 (2013 - $nil and $133), respectively (notes 20(b)(iii) and 20(c))	60,093	(24,212)	65,483	41,724
Change in fair value of cash flow hedge, net of tax of $8,499 and tax recovery of $273 (2013 - tax expense of $439 and $3,150), respectively (note 20(b)(ii))	12,474	1,355	(6,612)	10,449
Change in unrealized appreciation (depreciation) in value of available-for-sale investments	244	45	1	45
Change in unrealized pension and other post-retirement expense, net of tax of $3 and $nil (2013 - $10 and $nil), respectively (note 8)	(242)	22	(739)	45
Other comprehensive income/(loss), net of tax	72,569	(22,790)	58,133	52,263
Comprehensive income/(loss)	64,242	(18,721)	88,421	52,033
Comprehensive income/(loss) attributable to the non-controlling interests	12,927	(11,675)	4,237	15,482
Comprehensive income/(loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$51,315	$(7,046)	$84,184	$36,551
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity
(thousands of Canadian dollars)

Nine Months ended September 30, 2014
	Common Shares	Preferred Shares	Additional paid-in capital	Accumulated Deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2013	$1,351,264	$116,546	$7,313	$(488,406)	$(31,410)	$510,654	$1,465,961
Net earnings/(loss)	—	—	—	44,140	—	(13,852)	30,288
Other comprehensive income/(loss)	—	—	—	—	40,044	18,089	58,133
Dividends declared and distributions to non-controlling interests	—	—	—	(52,706)	—	(3,818)	(56,524)
Dividends and issuance of shares under dividend reinvestment plan	11,847	—	—	(11,847)	—	—	—
Contributions received from non-controlling interests	—	—	—	—	—	8,976	8,976
Shares issued pursuant to public offering (note 9 (b))	167,210	—	—	—	—	—	167,210
Issuance of common shares under employee share purchase plan	520	—	—	—	—	—	520
Share-based compensation	—	—	2,054	—	—	—	2,054
Preferred Series D shares, net of costs (note 9(d))	—	97,261	—	—	—	—	97,261
Acquisition of non-controlling interest (notes 3(a))	—	—	22,413	—	23,572	(205,796)	(159,811)
Balance, September 30, 2014	$1,530,841	$213,807	$31,780	$(508,819)	$32,206	$314,253	$1,614,068

See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of Canadian dollars)	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Cash provided by (used in):
Operating Activities:
Net earnings/(loss) from continuing operations	$(8,113)	$4,369	$30,934	$35,110
Adjustments and items not affecting cash:
Depreciation of property, plant and equipment	27,611	22,547	79,325	66,015
Amortization of intangible assets	1,258	1,045	3,409	3,145
Other amortization	(74)	823	1,534	1,686
Deferred income taxes	(6,737)	(4,395)	7,203	1,585
Unrealized loss/(gain) on derivative financial instruments	(2,305)	(1,613)	1,659	(3,815)
Share-based compensation	1,222	562	2,054	1,541
Cost of equity funds used for construction purposes	(309)	—	(1,316)	—
Pension and post-employment benefits	(1,435)	(1,490)	(2,311)	317
Write down of long-lived assets	7,180	134	8,171	134
Changes in non-cash operating items (note 19)	(21,355)	(6,554)	(34,395)	(34,217)
Changes in non-cash operating items from discontinued operations (note 19)	261	462	770	(19)
Cash used in discontinued operations (note 12(c))	(328)	(955)	(781)	(937)
	(3,124)	14,935	96,256	70,545
Financing Activities:
Cash dividends on common shares	(13,815)	(13,305)	(41,057)	(37,981)
Cash dividends on preferred shares	(2,600)	(1,350)	(6,903)	(4,050)
Cash contributions from non-controlling interests	—	—	8,976	—
Cash distributions to non-controlling interests	(332)	(1,328)	(3,818)	(4,409)
Issuance of common shares, net of costs	165,521	97	165,800	29,605
Issuance of preferred shares, net of costs	—	—	96,274	—
Deferred financing costs	(2,074)	(1,537)	(3,728)	(1,861)
Increase in long-term liabilities	609,051	260,633	1,283,255	653,287
Decrease in long-term liabilities	(624,571)	(244,435)	(1,169,998)	(502,498)
Increase/(decrease) in advances in aid of construction	(253)	(627)	(191)	1,850
Increase/(decrease) in other long-term liabilities	3,564	(100)	4,025	(1,157)
	134,491	(1,952)	332,635	132,786
Investing Activities:
Increase in restricted cash	(493)	(882)	(3,053)	(1,530)
Increase in other assets	(1,169)	(200)	(1,605)	(1,983)
Distributions received in excess of equity income	188	(305)	(24)	513
Proceeds from sale of discontinued operations	—	—	20,826	22,052
Receipt of principal on notes receivable	73	123	229	326
Additions to property, plant and equipment	(111,289)	(39,875)	(290,665)	(95,660)
Acquisitions of operating entities	—	—	(8,845)	(172,189)
Acquisition of long-term investments	(1,451)	—	(12,057)	—
Proceeds from sale of investment	5,709	—	5,709	—
Acquisition of non-controlling interest (note 3(a))	—	—	(127,260)	—
	(108,432)	(41,139)	(416,745)	(248,471)
Effect of exchange rate differences on cash	294	(218)	616	1,030
Increase/(decrease) in cash and cash equivalents	23,229	(28,374)	12,762	(44,110)
Cash and cash equivalents, beginning of the period	3,372	37,386	13,839	53,122
Cash and cash equivalents, end of the period	$26,601	$9,012	$26,601	$9,012

Supplemental disclosure of cash flow information:	2014	2013	2014	2013
Cash paid during the period for interest expense	$23,163	$14,773	$51,519	$35,739
Cash paid during the period for income taxes	$237	$89	$1,588	$724
Non-cash transactions
Property, plant and equipment acquisitions in accruals	$17,645	$15,428	$17,645	$15,428
See accompanying notes to unaudited interim consolidated financial statements

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC’s principal activity is the ownership of power generation facilities and water, gas and electric utilities, through investments in securities of subsidiaries including corporations, limited partnerships and trusts which carry on these businesses.
APUC’s power generation business unit conducts business under the name Algonquin Power Co. (“APCo”). APCo owns or has interests in renewable energy facilities and thermal energy facilities. APUC’s Utility Services business unit conducts business under the name of Liberty Utilities Co. (“Liberty Utilities”). Liberty Utilities operates a portfolio of utilities in the United States of America providing electric, natural gas, water distribution or wastewater services.

1.	Significant accounting policies
Basis of preparation
The accompanying unaudited interim consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and Article 10 of Regulation S-X provided by the Securities and Exchange Commission (“SEC”).
The significant accounting policies applied to these unaudited interim consolidated financial statements of APUC are consistent with those disclosed in the audited consolidated financial statements of APUC for the year ended December 31, 2013 except for adopted accounting policies described in note 2(a).
APUC's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. APUC’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water. During drier, hotter periods of the year, which occurs generally in the summer, demand for water is typically higher than during cooler, wetter periods of the year. During the winter period, natural gas distribution utilities experience higher demand than during the summer period. Different electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather, industry characteristics and existence of a decoupling mechanism.
2.     Recently issued accounting pronouncements

(a)	Recently adopted accounting pronouncements
The U.S. Financial Accounting Standards Board ("FASB") issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This newly issued accounting standard requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred income tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in some specific situations. The adoption of this standard did not have an impact on the Company’s financial position or results of operations.
The FASB issued ASU 2013-10, Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes. This newly issued accounting standard permits the Fed Funds Effective Swap Rate (OIS) to be used as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate. The amendments also remove the restriction on using different benchmark rates for similar hedges. The adoption of this standard did not have an impact on the Company’s financial position or results of operations.
The FASB issued ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. This newly issued accounting standard provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. Examples of obligations within the scope of this update include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. The adoption of this standard did not have an impact on the Company’s financial position or results of operations.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

2.     Recently issued accounting pronouncements (continued)

(b)	Recent accounting pronouncements not yet adopted
The FASB issued ASU 2014-15,Presentation of Financial Statements — Going Concern. This new standard provides that in connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. This ASU will be effective for the annual reporting period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this standard is not expected to have an impact on the Company's financial position or results of operations.
The FASB issued ASU 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This newly issued accounting standard is intended to resolve the diverse accounting treatment of those awards in practice. This ASU is required to be applied for fiscal years and interim periods beginning after December 15, 2015. The adoption of this standard is not expected to have an impact on the Company's financial position or results of operations.
The FASB and the International Accounting Standards Board have jointly issued a new revenue recognition standard codified in U.S. GAAP as ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This newly issued accounting standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers unless the contracts are in the scope of other U.S. GAAP requirements, such as the leasing literature. This ASU is required to be applied for fiscal years and interim periods beginning after December 15, 2016 using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. The Company is currently assessing the impact the adoption of this standard might have on its financial position or results of operations.
The FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This newly issued accounting standard raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. This ASU is required to be applied prospectively for fiscal years and interim periods beginning after December 15, 2014. The adoption of this standard is not expected to have an impact on the Company's financial position or results of operations.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and development projects

(a)	Acquisition of non-controlling interest in U.S. Wind farms
On March 31, 2014, APCo acquired the remaining 40% interest in Wind Portfolio SponsorCo, LLC ("SponsorCo") not owned by APCo for approximately U.S. $115,000. SponsorCo indirectly holds the interests in Sandy Ridge, Senate and Minonk Wind acquired in 2012. As a result of the transaction, APCo now owns 100% of SponsorCo resulting in the elimination of the non-controlling interest in respect of the Class B partnership units of SponsorCo as follows:

Elimination of non-controlling interest in Class B partnership units	$205,796
Non-controlling interest portion of currency translation adjustment recorded to AOCI	(21,029)
Non-controlling interest portion of unrealized gain on cash flow hedges recorded to AOCI	(2,543)
Decrease in deferred income tax asset	(32,551)
Additional paid-in capital	(22,413)
Cash	$127,260

(b)	Acquisition of New England Gas System
On December 20, 2013, Liberty Utilities acquired certain regulated natural gas distribution utility assets (the “New England Gas System”) located in the State of Massachusetts. Total purchase price for the New England Gas System, net of the debt assumed, is approximately $67,010 (U.S. $62,745). The purchase price adjustment was finalized in Q2 2014 to reflect an increase of U.S. $3,108 million from the estimates available on acquisition in December 2013.
The following table summarizes the preliminary determination of the fair value of the assets acquired and liabilities assumed at the acquisition date:

Working capital	$7,846
Restricted cash	595
Property, plant and equipment	83,365
Regulatory assets	51,462
Other assets	1,221
Long-term debt	(25,349)
Regulatory liabilities	(9,874)
Pension and OPEB	(25,681)
Environmental obligation	(14,933)
Deferred income tax liability, net	(1,158)
Other liabilities	(484)
Total net assets acquired	$67,010
The Company has not completed the fair value measurements of the assets acquired and liabilities assumed. Currently, the determination of the fair value has been based upon management’s preliminary estimates of final closing adjustments, certain estimates and assumptions with respect to the fair values of the assets acquired and liabilities assumed. The Company will continue to review information and perform further analysis prior to finalizing the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed. The actual fair values of the assets acquired and liabilities assumed may differ from the amounts above. The table above reflects the purchase price from the estimates available on acquisition in December 2013 up to and including any changes in estimates to the end of September 2014.
Property, plant and equipment are amortized in accordance with regulatory requirements over the estimated useful life of the assets using the straight-line method. The weighted average useful life of New England Gas System assets is 31 years.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and development projects (continued)

(b)	Acquisition of New England Gas System (continued)
All costs related to the acquisition have been expensed through the unaudited interim consolidated statements of operations.
New England Gas System contributed revenue of $8,214 and $72,542 and net earnings/(loss) of $(3,519) and $7,988 to the Company’s consolidated financial results for three and nine months ended September 30, 2014.

(c)	Acquisition of Shady Oaks Wind Facility
Effective January 1, 2013, APCo acquired the 109.5 megawatt (“MW”) Shady Oaks wind powered generating facility (“Shady Oaks Wind Facility”). The purchase agreement provides for final purchase price adjustments based on working capital at the acquisition date, energy generated by the project and basis differences between the relevant node and hub prices which are expected to be finalized in the fourth quarter of 2014. Changes in measurement of the final purchase price adjustment subsequent to December 31, 2013, the end of the business combination measurement period, are recorded in current period operations. To that effect, a gain of U.S. $Nil and U.S. $1,133 was recognized in the three and nine months ended September 30, 2014, respectively.

(d)	Development of Cornwall Solar Facility
On January 4, 2012, APCo acquired rights to develop a 10 MWac solar project located near Cornwall, Ontario. As at September 30, 2014, the Company has invested $40,235 in the development and construction of the solar energy project which is recorded as property, plant and equipment, as well as additional amounts related to development rights and other intangible assets, for a total investment of $46,245. The facility commenced commercial operations on March 27, 2014.

(e)	Development of Bakersfield Solar Project
APCo acquired the development rights to a 20 MWac solar powered generating station located in Kern County, California.
On August 13, 2014, APCo entered into a definitive partnership agreement with a third party (the "Tax Investor"). It is anticipated that the total expected capital costs for the project of U.S. $58,500 will be funded approximately 62% by APCo and the balance by the Tax Investor. With its partnership interest, the Tax Investor will receive the majority of the tax attributes associated with the project. The Tax Equity investment as at September 30, 2014 is negligible.
Under certain conditions, the Tax Investor has the right to withdraw from the Bakersfield Solar Project and require APCo to redeem its interests for cash over a contractual payment period. As a result, the Company will account for this interest as temporary equity and will record this interest outside of permanent equity on the consolidated balance sheet as "redeemable non-controlling interest". The Company records temporary equity at issuance based on cash received less any transaction costs. As at September 30, 2014, transaction costs of $956 have been deferred and recorded as part of other assets. Once the Tax Investor has fully contributed its investment, deferred transaction costs will be recorded as a reduction to redeemable non-controlling interest.
At each consolidated balance sheet date, the Company will reevaluate the classification of its redeemable instruments, as well as the probability of redemption. If the redemption amount is probable or currently redeemable, the Company will record the instruments at its redemption value. Increases or decreases in the carrying amount of a redeemable instrument will be recorded within accumulated deficit.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and development projects (continued)

(e)	Development of Bakersfield Solar Project (continued)
As at September 30, 2014, the Company has invested $32,000 in the development and construction of the solar energy project which is recorded as construction in progress, as well as additional amounts related to development rights and other intangible assets, for a total investment of $34,052. The commencement of operations is planned for early 2015.

(f)	Agreement to acquire Park Water System
On September 19, 2014, Liberty Utilities entered into an agreement to acquire the regulated water distribution utility Park Water Company (“Park Water System”). Park Water System owns and operates three regulated water utilities engaged in the production, treatment, storage, distribution, and sale of water in Southern California and Western Montana. Total consideration for the utility purchase is expected to be approximately U.S. $327,000, which includes the assumption of approximately U.S. $77,000 of existing long-term utility debt and is subject to certain working capital and other closing adjustments. Closing of the transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in the latter half of 2015.

4.	Accounts receivable
Accounts receivable as at September 30, 2014 includes unbilled revenue of $18,400 (December 31, 2013 - $45,274) from the Company's regulated utilities. Accounts receivable as at September 30, 2014 is presented net of allowance for doubtful accounts of $12,784 (December 31, 2013 - $8,461).

5.	Regulatory matters
The Company’s regulated utility operating companies are subject to regulation by the public utility commissions of the states in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these state authorities. The Company`s regulated utility operating companies are accounted for under the principles of FASB ASC Topic 980 Regulated Operations (“ASC 980”). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenues or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate setting process.
At any given time, Liberty Utilities can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the unaudited interim financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period.
On January 22, 2014, Liberty Utilities' Granite State Electric System entered a settlement with the New Hampshire Public Utilities Commission Staff in connection with its rate application filed on March 29, 2013. The settlement provides for a rate increase of U.S. $10,875 consisting of U.S. $9,760 in base rates and an additional U.S. $1,115 for incremental capital expended after the test year.  In addition, the settlement allows for a one time recovery of rate case expenses of  U.S. $390.  The settlement was approved on March 17, 2014 with the new permanent rates effective as of April 1, 2014 for effect with service rendered on and after July 1, 2013.
On April 18, 2014, Liberty Utilities' LPSCo Water System received a Final Order from the Arizona Corporation Commission approving a rate increase of U.S. $1,767 in connection with its rate application filed on February 28, 2013. The new rates became effective on May 1, 2014.
In January 2014, Liberty Utilities' Peach State Gas System and the Staff of the Georgia Public Service agreed to a settlement which will provide an annual revenue increase of U.S. $4,759 in connection with its annual GRAM filing on October 30, 2013.  Commission approval was received in May 2014, with new rates effective as of June 1, 2014.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

5.	Regulatory matters (continued)

Regulatory assets and liabilities consist of the following:

	September 30, 2014	December 31, 2013
Regulatory assets
Environmental costs	$96,486	$85,029
Pension and post-employment benefits	64,053	64,997
Commodity costs adjustment	36,984	15,904
Storm costs	3,709	5,437
Debt premium	4,556	4,504
Rate case costs	3,455	3,119
Vegetation management	3,050	2,297
Rate adjustment mechanism	5,802	28
Asset retirement obligation	1,605	1,468
Tax related	3,873	2,995
Other	8,211	4,570
Total regulatory assets	$231,784	$190,348
Less current regulatory assets	(53,466)	(26,125)
Non-current regulatory assets	$178,318	$164,223

Regulatory liabilities
Cost of removal	$74,770	$68,698
Rate-base offset	23,460	25,082
Commodity costs adjustment	10,290	17,394
Pension and post-employment benefits	1,061	6,770
Rate adjustment mechanism	456	1,681
Storm costs	714	—
Tax related	140	133
Other	5,687	3,531
Total regulatory liabilities	$116,578	$123,289
Less current regulatory liabilities	(16,649)	(21,632)
Non-current regulatory liabilities	$99,929	$101,657

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

6.	Long-term investments and notes receivable
Long-term investments and notes receivable consist of the following:

	September 30, 2014	December 31, 2013
Long-term investments
32.4% of Class B non-voting shares of Kirkland Lake Power Corp. (a)	$1,512	$4,851
25% of Class B non-voting shares of Cochrane Power Corporation (a)	—	3,772
50% interest in the Valley Power Partnership	1,542	1,718
Other	617	325
	$3,671	$10,666
Less: current portion	(132)	—
Total long-term investments	$3,539	$10,666

Notes receivable
Red Lily Senior loan, interest at 6.31%	$11,588	$11,588
Red Lily Subordinated loan, interest at 12.5%	6,565	6,565
Chapais Énergie, Société en Commandite interest at 10.789%	800	1,928
Development loans (b)	6,357	—
Silverleaf resorts loan, interest at 15.48% maturing July 2020	2,263	2,149
Other	661	448
	28,234	22,678
Less: current portion	(648)	(598)
Total long-term notes receivable	$27,586	$22,080
Total non-current long-term investments and notes receivable	$31,125	$32,746
(a)Kirkland Lake Power Corp. and Cochrane Power Corporation
In September 2014, APCo was informed that future cash flows from its investments in Kirkland Lake Power Corp ("Kirkland") and Cochrane Power Corporation ("Cochrane") are likely to be significantly reduced in the future based on the current power purchase rates negotiations. As the loss in value of these investment is considered other than temporary, an allowance for impairment of $3,414 and $3,772 on Kirkland and Cochrane respectively was recorded in the unaudited interim consolidated statement of operations. The fair value of the investments was estimated using cash flow information provided by the investees.
(b)Odell Wind Project
On September 4, 2014, APCo announced an opportunity to acquire an interest in the Odell Wind Farm LLC (“Odell”), which owns a 200 MW construction-stage wind development project (“Odell Wind Project”) in the state of Minnesota.  APCo is continuing its engineering, regulatory and financial analysis in respect of the Odell Wind Project to ensure that it meets all of APCo’s requirements for an approved development project. The total construction costs of the Odell Wind Project are estimated to be U.S. $322,766.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

7.	Long-term liabilities
Long-term liabilities consist of the following:

	September 30, 2014	December 31, 2013
APUC
Revolving unsecured credit facility	$—	$—
APCo
Revolving unsecured credit facility	53,838	124,570
Senior unsecured notes	484,535	284,757
Senior Debt - Shady Oaks Wind Facility	88,480	129,759
Senior Debt - Long Sault Hydro Facility	36,333	37,143
Senior Debt - Sanger Thermal Facility	21,504	20,421
Senior Debt - Chuteford Hydro Facility	3,129	3,417
Liberty Utilities
Revolving unsecured credit facility	126,224	85,620
Senior unsecured notes - Liberty Utilities Co.	408,800	388,214
Senior unsecured notes - Calpeco Electric System	78,400	74,452
Senior unsecured notes - Liberty Water Co.	56,000	53,180
Senior unsecured notes - Granite State Electric System	16,800	15,954
First mortgage bonds - New England Gas System	26,404	25,244
IDA Bonds - LPSCo Water System	11,880	11,668
Loans - Bella Vista Water System	1,146	1,189
	$1,413,473	$1,255,588
Less: current portion	(8,822)	(8,339)
	$1,404,651	$1,247,249

APCo
On January 17, 2014, APCo issued $200,000 senior unsecured debentures bearing interest at 4.65% and with a maturity date of February 15, 2022. The debentures were sold at a price of $99.864 per $100.00 principal amount. Interest payments are payable on February 15 and August 15 each year, commencing on February 15, 2014. APCo incurred deferred financing costs of $1,568, which are being amortized to interest expense over the term of the loan using the effective interest rate method. Concurrent with the offering, APCo entered into a cross currency swap, coterminous with the debentures, to economically convert the Canadian dollar denominated offering into U.S. dollars. APCo designated the entire notional amount of the cross currency fixed for fixed interest rate swap and related short-term USD payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in APCo’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the USD accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in other comprehensive income) related to the net investment.
On July 31, 2014, APCo increased the credit available under the senior unsecured credit facility to $350,000 from $200,000. The larger facility will be used to provide additional liquidity in support of APCo's development portfolio to be completed over the next three years. The maturity of the facility has been extended to July 31, 2018.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

8.	Pension and other post-employment benefits
The following tables list the components of net benefit costs for the pension plans and other post-employment benefits ("OPEB") recorded in the unaudited interim consolidated statements of operations. The employee benefit costs related to business acquired are recorded in the unaudited interim consolidated statements of operations from the date of acquisition.

	Pension benefits
	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Service cost	$1,286	$892	$3,878	$2,517
Interest cost	2,017	1,120	6,081	3,203
Expected return on plan assets	(2,447)	(1,062)	(7,375)	(3,022)
Amortization of net actuarial (gain)/loss	(83)	6	(252)	17
Amortization of net regulatory assets/liabilities	491	123	1,482	365
Net benefit cost	$1,264	$1,079	$3,814	$3,080

	OPEB
	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Service cost	$520	$431	$1,568	$1,166
Interest cost	534	387	1,608	1,097
Expected return on plan assets	(156)	(152)	(469)	(448)
Amortization of net actuarial (gain)/loss	(156)	10	(469)	29
Amortization of net regulatory assets/liabilities	43	52	129	155
Net benefit cost	$785	$728	$2,367	$1,999

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

9.	Shareholders’ capital

(a)	Common shares
Number of common shares:

September 30, 2014
Common shares, beginning of period	206,348,985
Issuance of shares under the dividend reinvestment and employee share purchase plans	1,668,494
Shares issued pursuant to public offering (b)	19,389,000
Common shares, end of period	227,406,479

(b)	Public offering of common shares

In September 2014, APUC issued 19,389,000 common shares at $8.90 per share pursuant to a public offering for proceeds of $172,562, before issuance costs of $7,281 or $5,352 net of taxes.

(c)	Subscription receipts

Subsequent to quarter end, in October 2014, APUC issued 8,708,170 subscription receipts to Emera Inc. ("Emera") at a price of $8.90 per share. At any time after the closing of the Odell Acquisition (note 6(b)), Emera may elect to convert the Subscription Receipts for no additional consideration on a one-for-one basis into common shares. In the event that Emera has not elected to convert the subscription receipts by the second anniversary of the closing of the Odell Acquisition, they will automatically convert into Common Shares.

(d)	Preferred shares
On March 5, 2014, APUC issued 4,000,000 Series D Preferred shares, at a price of $25 per share, for aggregate proceeds of $100,000 before issuance costs of $3,726 or $2,739 net of taxes.
The holders of the Series D Preferred shares are entitled to receive fixed cumulative preferential dividends at an annual rate of $1.25 per share, payable quarterly, as and when declared by the Board of Directors of APUC (the “Board”). The Series D Preferred shares yield 5.0% annually for the initial five-year period up to, but excluding March 31, 2019, with the first dividend payment occurring June 30, 2014. The dividend rate will reset on March 31, 2019, and every five years thereafter at a rate equal to the then five-year Government of Canada bond yield plus 3.28%. The Series D Preferred shares are redeemable at $25 per share at the option of the Company on March 31, 2019, and on March 31 of every fifth year thereafter. The holders of Series D Preferred shares have the right to convert their shares into Cumulative Floating Rate Preferred shares, Series E (the "Series E Preferred shares”), subject to certain conditions, on March 31, 2019, and on March 31 of every fifth year thereafter. The Series E Preferred shares carry the same features as the Series D Preferred shares, except that holders will be entitled to receive quarterly floating-rate cumulative dividends, as and when declared by the Board, at a rate equal to the then ninety-day Government of Canada treasury bill yield plus 3.28%. The holders of Series E Preferred shares will have the right to convert their shares back into Series D Preferred shares on March 31, 2019, and on March 31 of every fifth year thereafter. The Series D Preferred shares and the Series E Preferred shares do not have a fixed maturity date and are not redeemable at the option of the holders thereof.

(e)	Share-based compensation
On May 13, 2014, the Board approved the grant of 969,999 options to executives of the Company.  The options allow for the purchase of common shares at a price of $7.95, the market price of the underlying common share at the date of grant.  One-third of the options vest on each of January 1, 2015, 2016 and 2017. Options may be exercised up to eight years following the date of grant.
During the nine months ended September 30, 2014, 27,301 Deferred Share Units (“DSU”) were issued pursuant to the election of the Directors to defer a percentage of their 2014 Directors' fee in the form of DSUs.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

9.	Shareholders’ capital (continued)

(e)	Share-based compensation (continued)
During the second quarter, the Company settled 22,665 vested performance share units (“PSUs”) for $162 in cash. The plan provides for settlement in cash or shares at the election of the Company. At the annual general meeting held on June 18, 2014, the shareholders approved a maximum of 500,000 shares issuable from Treasury to settle PSUs. With the ability to issue shares from Treasury or purchase shares on the market, the Company expects to settle the remaining PSUs in shares. As a result, the PSUs continue to be accounted for as equity awards.
During the third quarter, the Board approved the grant of 386,071 PSUs to executives and employees of the Company. A tranche of 164,813 PSUs vests on December 31, 2015 while the balance of 221,258 PSUs vests on December 31, 2016. The number of shares to be issued can range from 0% to 187% of the number of PSUs granted based on established performance criteria.
For the three and nine months ended September 30, 2014, APUC recorded $1,130 and $2,122 (2013 - $563 and $1,551) in total share-based compensation expense. No tax deduction was realized in the current year. The compensation expense is recorded as part of administrative expenses in the unaudited interim consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at September 30, 2014, total unrecognized compensation costs related to non-vested options and share unit awards were $2,665 and $2,592, respectively, and are expected to be recognized over a period of 1.81 and 1.81 years, respectively.

10.	Accumulated other comprehensive loss
Accumulated other comprehensive loss is comprised of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain/(loss) on cash flow hedges	Net change on available-for-sale investments	Pension and post-employment actuarial loss	Total
Balance, January 1, 2013	$(105,957)	$3,596	$—	$(2,506)	$(104,867)
Other comprehensive income before reclassifications	48,486	10,357	—	16,698	75,541
Amounts reclassified from accumulated other comprehensive income	—	(2,113)	—	29	(2,084)
Net current period other comprehensive income	48,486	8,244	—	16,727	73,457
Balance, December 31, 2013	$(57,471)	$11,840	$—	$14,221	$(31,410)
Other comprehensive income/(loss) before reclassifications	41,412	(8,913)	519	—	33,018
Amounts reclassified from accumulated other comprehensive income/(loss)	—	8,283	(518)	(739)	7,026
Net current period other comprehensive income/(loss)	41,412	(630)	1	(739)	40,044
Acquisition of non-controlling interest in U.S. Wind farms (note 3(a))	21,029	2,543	—	—	23,572
Balance, September 30, 2014	$4,970	$13,753	$1	$13,482	$32,206

Amounts reclassified from accumulated other comprehensive loss for unrealized gain/(loss) on cash flow hedges affected revenue from non-regulated energy sale while those for pension and post-employment actuarial loss affected administrative expenses.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

11.	Cash dividends
All dividends of the Company are made on a discretionary basis as determined by the Board of the Company. For the three and nine months ended September 30, 2014, the Company declared dividends to shareholders on common shares totaling $22,286 and $57,503, respectively (2013 - $17,479 and $50,751) or $0.0980 (U.S. $0.0875) and $0.268, respectively per common share (2013 - $0.085 and $0.2475 per common share).
On August 14, 2014, the Board approved a common share dividend increase to U.S. $0.35, paid quarterly at a rate of U.S. $0.0875.
The Board declared a dividend on the Company’s common shares of U.S. $0.0875 per share payable on October 15, 2014 to the shareholders of record on September 30, 2014.
For the three and nine months ended September 30, 2014, the Company declared and paid dividends to Preferred Share, Series A holders totaling $1,350 and $4,050, respectively (2013 - $1,350 and $4,050) or $0.28125 and $0.84375, respectively per Preferred Share, Series A (2013 - $0.28125 and $0.84375 per Series A Preferred share).
For the three and nine months ended September 30, 2014, the Company declared dividends to Preferred Share, Series D holders totaling $1,250 and $2,853, respectively (2013 - $nil) or $0.3125 and $0.7132 per Series D Preferred share (2013 - $nil per Series D Preferred share).

12.	Divestitures

(a)	EFW held for sale

During the second quarter of 2013, the Company initiated a strategic review of the Company’s business plan and opportunities available for its Energy From Waste (“EFW Thermal Facility”) and Brampton Cogeneration Inc. (“BCI Thermal Facility”). As a result of the review, the Company decided to sell the facilities. In  2013, the net assets of EFW and BCI were written down to their estimated fair value less cost of sale which resulted in a write down of the net assets of $56,851 before tax, or $42,538 net of tax of $14,313.

On February 7, 2014, the Company entered into an agreement to sell EFW and BCI Thermal Facilities and the transaction closed on April 4, 2014 for its estimated fair value and is subject to final post closing adjustments.

(b)	Sale of U.S. Hydro facilities
On June 29, 2013, APCo sold 9 small U.S. hydroelectric generating facilities that were no longer considered strategic to the ongoing operations of the Company, for gross proceeds of U.S. $23,400 for a gain on sale of U.S. $960, net of tax recovery of U.S. $1,605.
On June 16, 2014, APCo sold its final small U.S. hydroelectric generating facility for U.S. $3,600.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

12.	Divestitures (continued)

(c)	Results from discontinued operations
The assets of EFW and BCI Thermal Facilities and the small U.S. hydroelectric facilities are presented as assets held for sale on the unaudited interim consolidated balance sheets and the operating results from these facilities are disclosed as discontinued operations on the unaudited interim consolidated financial statements.
The summary of operating results and cash flows from discontinued operations for the three and nine months ended September 30 is as follows:

	Three months ended September 30,
	2014	2013
Non-regulated energy sales	$—	$1,601
Waste disposal fees	—	2,033
Other and interest income	—	38
Operating and administrative expenses	61	(4,504)
Foreign exchange	61	(26)
Interest expense	12	43
Loss on sale of assets	(462)	(140)
Write-down of other assets	(94)	—
Write-down of liabilities	105	—
Loss from discontinued operations, before income taxes	(317)	(955)
Income tax recovery	103	655
Loss from discontinued operations, net of income taxes	(214)	(300)
Add:
Write-down of other assets	94	—
Write-down of liabilities	(105)	—
Income tax recovery	(103)	(655)
Cash used in discontinued operations	$(328)	$(955)

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

12.	Divestitures (continued)

(c)	Results from discontinued operations (continued)

	Nine months ended September 30,
	2014	2013
Non-regulated energy sales	$2,174	$7,657
Waste disposal fees	2,233	5,983
Other and interest income	63	291
Operating and administrative expenses	(5,217)	(15,267)
Foreign exchange	65	41
Depreciation of property, plant and equipment	—	(2,483)
Interest expense	(19)	(44)
Gain/(loss) on sale of assets	(80)	1,015
Write-down of assets	(450)	(47,651)
Write-down of liabilities	105	—
Write-down of other assets	(94)	—
Deposit on sale	143	—
Loss from discontinued operations, before income taxes	(1,077)	(50,458)
Income tax recovery	431	15,118
Loss from discontinued operations, net of income taxes	(646)	(35,340)
Add:
Depreciation of property, plant and equipment	—	2,483
Write off of accounts receivable	(143)	—
Write-down of assets	450	47,651
Write-down of liabilities	(105)	—
Write-down of other assets	94	—
Contingent liability	—	(613)
Income tax recovery	(431)	(15,118)
Cash used in discontinued operations	$(781)	$(937)
Assets held for sale were as follows:

	September 30, 2014	December 31, 2013
Property, plant and equipment	$—	$21,193
Accounts receivable and prepaid expenses	1,792	2,734
Total assets held for sale, current	$1,792	$23,927

 Liabilities held for sale were as follows:

	September 30, 2014	December 31, 2013
Accounts payable and accrued liabilities	$1,300	$1,471

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

13.	Related party transactions
A member of the Board of Directors of APUC is an executive at Emera. For the three and nine months ended September 30, 2014, the Energy Services Business sold electricity to Maine Public Service Company (“MPS”), a subsidiary of Emera, amounting to U.S. $1,506 and U.S. $4,518, respectively (2013 - U.S. $1,466 and U.S, $4,628). For the three and nine months ended September 30, 2014, Liberty Utilities purchased natural gas amounting to U.S. $149 and U.S. $4,891 (2013 - U.S. $38 and U.S. $750) from Emera for its gas utility customers. Both the sale of electricity to Emera and the purchase of natural gas from Emera followed a public tender process the results of which were approved by the regulator in the relevant jurisdiction.
There were no amounts outstanding related to these transactions at the end of the periods.
Ian Robertson and Chris Jarratt ("Senior Executives"), Chief Executive Officer and Vice-Chair of APUC respectively, partially own an entity from which APUC leases its head office facilities. Base lease costs for the three and nine months ended September 30, 2014 were $78 and $236, respectively (2013 - $84 and $252). Subsequent to quarter end, APUC completed moving all head office employees into a new premises and has entered into a lease termination agreement with respect to the former head office facilities leased from an entity partially owned by Senior Executives.  The lease termination agreement is for nominal consideration and is subject to the completion of a sale of the property to a third party pursuant to an agreement of purchase and sale which is expected to close before the end of 2014.  Subsequent to the sale, there will be no further related party matter in relation to an office lease.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

14.	Non-controlling interests
Net earnings/(loss) attributable to non-controlling interests consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Net earnings/(loss) attributable to Class B partnership units of SponsorCo	$—	$(921)	$3,483	$6,186
Net loss attributable to Class A partnership units	(2,350)	(1,033)	(18,325)	(13,597)
Other	333	—	990	39
Total net loss attributable to non-controlling interests	$(2,017)	$(1,954)	$(13,852)	$(7,372)

On March 31, 2014, APCo acquired the remaining Class B partnership units of SponsorCo from the non-controlling interest holder. As a result of the transaction, APCo now owns 100% of SponsorCo (note 3(a)).

15.    Income taxes
For the nine months ended September 30, 2014, the Company’s overall effective tax rate was different than the statutory rate of 26.50% (2013 - 26.50%) due primarily to recognition of deferred credits, higher tax rates in U.S. subsidiaries, non-controlling interest partner’s tax expenses, inter-corporate dividends, and non deductible expenses.
Included in deferred income tax expense for the three and nine months ended September 30, 2014 is $281 and $2,401, respectively (2013 - $1,570 and $5,080) related to the recognition of deferred credits from the utilization of deferred income tax assets.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

16.	Basic and diluted net earnings per share
Basic and diluted net earnings/(loss) per share have been calculated on the basis of net earnings/(loss) attributable to the common shareholders of the Company and the weighted average number of common shares outstanding during the period. Diluted net earnings/(loss) per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options, PSUs, DSUs and shareholders’ rights. The dilutive effect of outstanding stock options, PSUs, DSUs and shareholders’ rights is reflected in diluted net earnings/(loss) per share by application of the treasury stock method.
The reconciliation of the net earnings/(loss) and the weighted average shares used in the computation of basic and diluted net earnings/(loss) per share are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Net earnings/(loss) attributable to shareholders of APUC	$(6,310)	$6,023	$44,140	$7,142
Series A Preferred shares dividend (note 11)	1,350	1,350	4,050	4,050
Series D Preferred shares dividend (note 11)	1,250	—	2,853	—
Net earnings/(loss) attributable to common shareholders of APUC	$(8,910)	$4,673	$37,237	$3,092
Discontinued operations	(214)	(300)	(646)	(35,340)
Net earnings attributable to common shareholders of APUC from continuing operations - Basic and Diluted	$(8,696)	$4,973	$37,883	$38,432
Weighted average number of shares
Basic	210,791,056	205,527,475	208,322,421	203,721,023
Dilutive effect of share-based awards	—	896,957	1,374,256	1,040,399
Diluted	210,791,056	206,424,432	209,696,677	204,761,422
For the three and nine months ended September 30, 2014, the shares potentially issuable as a result of 5,537,127 and 1,786,401 stock options, respectively (2013 – 2,080,029 and 885,423) are excluded from this calculation as they are anti-dilutive.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

17.	Segmented information
APUC has two business units: APCo which owns or has interests in renewable energy facilities and thermal energy facilities and Liberty Utilities which owns and operates utilities in the United States of America providing water, wastewater and local electric and natural gas distribution services.
Within APCo there are two operating segments: Renewable Energy and Thermal Energy.  The Renewable Energy division operates the Company’s hydro-electric, solar energy, and wind power facilities.  The Thermal Energy division operates co-generation, energy from waste, steam production and other thermal facilities.
Within Liberty Utilities there are the following operating segments: Liberty Utilities (West), Liberty Utilities (Central) and Liberty Utilities (East). Liberty Utilities (West) is comprised of Calpeco Electric System and the water distribution and wastewater utilities located in Arizona. Liberty Utilities (Central) is comprised of the Midwest Gas System and the water distribution and wastewater utilities located in Arkansas, Texas, Missouri and Illinois. Liberty Utilities (East) is comprised of the New Hampshire Electric and Gas Systems, Peach State Gas System and New England Gas System. Acquisition costs are not considered in management's evaluation of divisional performance and is therefore allocated and reported in the corporate segment.
The development activities of APCo are reported under Renewable Energy or Thermal Energy as appropriate.  For purposes of evaluating divisional performance, the Company allocates the realized portion of any gains or losses on financial instruments to specific divisions. The unrealized portion of any gains or losses on derivatives instruments not designated in a hedging relationship and acquisition costs are not considered in management’s evaluation of divisional performance and is therefore allocated and reported in the corporate segment.
The results of operations and assets for these segments are as follows:

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

17.	Segmented information (continued)
Operational segments (continued)

	Three months ended September 30, 2014
	Algonquin Power			Liberty Utilities				Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Revenue
Regulated electricity sales and distribution	$—	$—	$—	$—	$19,505	$29,363	$48,868	$—	$48,868
Regulated gas sales and distribution	—	—	—	8,085	—	34,159	42,244	—	42,244
Regulated water reclamation and distribution	—	—	—	5,457	11,736	—	17,193	—	17,193
Non-regulated energy sales	29,932	10,421	40,353	—	—	—	—	—	40,353
Other revenue	1,527	921	2,448	—	2	755	757	—	3,205
Total revenue	31,459	11,342	42,801	13,542	31,243	64,277	109,062	—	151,863
Operating expenses	12,088	2,232	14,320	8,410	8,988	26,369	43,767	15	58,102
Regulated electricity purchased	—	—	—	—	9,555	17,888	27,443	—	27,443
Regulated gas purchased	—	—	—	2,239	—	11,522	13,761	—	13,761
Non-regulated energy purchased	2,757	3,976	6,733	—	—	—	—	—	6,733
	16,614	5,134	21,748	2,893	12,700	8,498	24,091	(15)	45,824
Administrative expenses	(3,301)	(87)	(3,388)	(819)	(1,229)	(2,206)	(4,254)	(550)	(8,192)
Depreciation of property, plant and equipment	(11,950)	(1,543)	(13,493)	(3,358)	(3,752)	(6,467)	(13,577)	(541)	(27,611)
Amortization of intangible and other assets	(940)	(219)	(1,159)	510	(381)	(1,894)	(1,765)	—	(2,924)
Foreign exchange loss	—	—	—	—	—	—	—	491	491
Interest expense	(8,420)	(441)	(8,861)	(1,421)	(2,056)	(3,186)	(6,663)	(404)	(15,928)
Interest, dividend and other income	523	(210)	313	28	388	260	676	694	1,683
Write down on long-lived assets	—	—	—	—	6	—	6	(7,186)	(7,180)
Acquisition-related costs	—	—	—	—	—	—	—	(448)	(448)
Gain on derivative financial instruments	716	—	716	—	—	—	—	919	1,635
Earnings/(loss) from continuing operations before income taxes	(6,758)	2,634	(4,124)	(2,167)	5,676	(4,995)	(1,486)	(7,040)	(12,650)
Earnings/(loss) from discontinued operations before income taxes	(488)	171	(317)	—	—	—	—	—	(317)
Earnings/(loss) before income taxes	$(7,246)	$2,805	$(4,441)	$(2,167)	$5,676	$(4,995)	$(1,486)	$(7,040)	$(12,967)
Capital expenditures	$61,461	$514	$61,975	$7,921	$8,658	$28,411	$44,990	$4,324	$111,289

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

17.	Segmented information (continued)
Operational segments (continued)

	Nine months ended September 30, 2014
	Algonquin Power			Liberty Utilities				Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Revenue
Regulated electricity sales and distribution	$—	$—	$—	$—	$59,954	$92,310	$152,264	$—	$152,264
Regulated gas sales and distribution	—	—	—	66,546	—	254,824	321,370	—	321,370
Regulated water reclamation and distribution	—	—	—	15,761	32,454	—	48,215	—	48,215
Non-regulated energy sales	114,919	33,844	148,763	—	—	—	—	—	148,763
Other revenue	8,945	2,480	11,425	—	7	2,201	2,208	—	13,633
Total revenue	123,864	36,324	160,188	82,307	92,415	349,335	524,057	—	684,245
Operating expenses	35,097	7,410	42,507	24,545	27,343	82,359	134,247	45	176,799
Regulated electricity purchased	—	—	—	—	29,738	56,610	86,348	—	86,348
Regulated gas purchased	—	—	—	39,727	—	146,510	186,237	—	186,237
Non-regulated energy purchased	15,146	17,651	32,797	—	—	—	—	—	32,797
	73,621	11,263	84,884	18,035	35,334	63,856	117,225	(45)	202,064
Administrative expenses	(9,718)	(256)	(9,974)	(2,495)	(4,066)	(7,134)	(13,695)	(496)	(24,165)
Depreciation of property, plant and equipment	(35,954)	(4,453)	(40,407)	(9,294)	(10,640)	(17,438)	(37,372)	(1,546)	(79,325)
Amortization of intangible and other assets	(2,279)	(662)	(2,941)	1,278	(1,177)	(2,899)	(2,798)	—	(5,739)
Foreign exchange gain	—	—	—	—	—	—	—	1,422	1,422
Interest expense	(25,106)	(1,419)	(26,525)	(4,248)	(6,311)	(9,954)	(20,513)	(1,244)	(48,282)
Interest, dividend and other income	1,301	(231)	1,070	178	1,237	1,052	2,467	2,700	6,237
Gain on asset disposal	—	326	326	—	—	—	—	—	326
Write down on long-lived assets	—	(698)	(698)	—	(287)	—	(287)	(7,186)	(8,171)
Acquisition-related costs	—	—	—	—	—	—	—	(945)	(945)
Gain/(loss) on derivative financial instruments	857	—	857	—	—	—	—	(202)	655
Earnings/(loss) from continuing operations before income taxes	2,722	3,870	6,592	3,454	14,090	27,483	45,027	(7,542)	44,077
Earnings/(loss) from discontinued operations before income taxes	(1,204)	127	(1,077)	—	—	—	—	—	(1,077)
Earnings/(loss) before income taxes	$1,518	$3,997	$5,515	$3,454	$14,090	$27,483	$45,027	$(7,542)	$43,000
Capital expenditures	$137,444	$3,516	$140,960	$21,356	$18,321	$59,821	$99,498	$50,207	$290,665
Acquisition of operating entities	—	—	—	4,878	—	3,967	8,845	—	8,845

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

17.	Segmented information (continued)
Operational segments (continued)

	Three months ended September 30, 2013
	Algonquin Power			Liberty Utilities				Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Revenue
Regulated electricity sales and distribution	$—	$—	$—	$—	$18,540	$24,396	$42,936	$—	$42,936
Regulated gas sales and distribution	—	—	—	8,951	—	19,984	28,935	—	28,935
Regulated water reclamation and distribution	—	—	—	5,209	10,643	—	15,852	—	15,852
Non-regulated energy sales	28,639	9,246	37,885	—	—	—	—	—	37,885
Other revenue	1,764	544	2,308	—	2	—	2	—	2,310
Total revenue	30,403	9,790	40,193	14,160	29,185	44,380	87,725	—	127,918
Operating expenses	10,498	1,182	11,680	7,474	9,184	18,363	35,021	—	46,701
Regulated electricity purchased	—	—	—	—	8,941	14,956	23,897	—	23,897
Regulated gas purchased	—	—	—	2,984	—	4,837	7,821	—	7,821
Non-regulated energy purchased	1,570	3,505	5,075	—	—	—	—	—	5,075
	18,335	5,103	23,438	3,702	11,060	6,224	20,986	—	44,424
Administrative expenses	(3,818)	112	(3,706)	(568)	1,111	(765)	(222)	(2,234)	(6,162)
Depreciation of property, plant and equipment	(12,484)	30	(12,454)	(2,027)	(3,521)	(4,545)	(10,093)	—	(22,547)
Amortization of intangible and other assets	(663)	(216)	(879)	355	(482)	(106)	(233)	—	(1,112)
Foreign exchange gain	—	—	—	—	—	—	—	(881)	(881)
Interest expense	(6,586)	(364)	(6,950)	(630)	(3,751)	(2,169)	(6,550)	(407)	(13,907)
Interest, dividend and other income	436	305	741	127	276	(252)	151	453	1,345
Gain on asset disposal	(118)	—	(118)	—	—	—	—	—	(118)
Write down on long-lived assets	(16)	—	(16)	—	—	—	—	—	(16)
Acquisition-related costs	—	—	—	—	—	—	—	(486)	(486)
Gain/(loss) on derivative financial instruments	(808)	—	(808)	—	—	—	—	1,394	586
Earnings/(loss) from continuing operations before income taxes	(5,722)	4,970	(752)	959	4,693	(1,613)	4,039	(2,161)	1,126
Loss from discontinued operations before income taxes	(489)	(466)	(955)	—	—	—	—	—	(955)
Earnings/(loss) before income taxes	$(6,211)	$4,504	$(1,707)	$959	$4,693	$(1,613)	$4,039	$(2,161)	$171
Capital expenditures	$17,106	$—	$17,106	$6,744	$6,706	$9,319	$22,769	$—	$39,875

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

17.	Segmented information (continued)
Operational segments (continued)

	Nine months ended September 30, 2013
	Algonquin Power			Liberty Utilities				Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Revenue
Regulated electricity sales and distribution	$—	$—	$—	$—	$57,119	$65,025	$122,144	$—	$122,144
Regulated gas sales and distribution	—	—	—	54,153	—	113,453	167,606	—	167,606
Regulated water reclamation and distribution	—	—	—	13,513	29,213	—	42,726	—	42,726
Non-regulated energy sales	105,349	26,010	131,359	—	—	—	—	—	131,359
Other revenue	4,467	1,668	6,135	—	19	—	19	—	6,154
Total revenue	109,816	27,678	137,494	67,666	86,351	178,478	332,495	—	469,989
Operating expenses	29,041	6,431	35,472	20,916	27,066	47,907	95,889	—	131,361
Regulated electricity purchased	—	—	—	—	28,750	42,108	70,858	—	70,858
Regulated gas purchased	—	—	—	30,849	—	60,912	91,761	—	91,761
Non-regulated energy purchased	4,897	12,527	17,424	—	—	—	—	—	17,424
	75,878	8,720	84,598	15,901	30,535	27,551	73,987	—	158,585
Administrative expenses	(9,783)	(279)	(10,062)	(1,116)	(1,885)	(2,085)	(5,086)	(3,219)	(18,367)
Depreciation of property, plant and equipment	(32,930)	(4,051)	(36,981)	(6,065)	(9,806)	(13,163)	(29,034)	—	(66,015)
Amortization of intangible and other assets	(1,989)	(638)	(2,627)	1,021	(1,236)	(286)	(501)	—	(3,128)
Foreign exchange gain	—	—	—	—	—	—	—	437	437
Interest expense	(19,678)	(1,124)	(20,802)	(1,568)	(10,732)	(4,818)	(17,118)	(1,075)	(38,995)
Interest, dividend and other income	1,373	67	1,440	295	1,150	1,093	2,538	1,752	5,730
Gain on sale of asset	(118)	—	(118)	—	—	—	—	—	(118)
Write down on long-lived assets	(16)	—	(16)	—	—	—	—	—	(16)
Acquisition-related costs	—	—	—	—	—	—	—	(1,500)	(1,500)
Gain/(loss) on derivative financial instruments	(113)	—	(113)	—	—	—	—	2,603	2,490
Earnings/(loss) from continuing operations before income taxes	12,624	2,695	15,319	8,468	8,026	8,292	24,786	(1,002)	39,103
Earnings/(loss) from discontinued operations before income taxes	1,625	(52,083)	(50,458)	—	—	—	—	—	(50,458)
Earnings/(loss) before income taxes	$14,249	$(49,388)	$(35,139)	$8,468	$8,026	$8,292	$24,786	$(1,002)	$(11,355)
Capital expenditures	$29,063	$278	$29,341	$20,254	$10,374	$34,984	$65,612	$707	$95,660
Acquisition of operating entities	(1,698)	—	(1,698)	27,545	—	146,342	173,887	—	172,189

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

17.	Segmented information (continued)
Operational segments (continued)

September 30, 2014
	Algonquin Power			Liberty Utilities				Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Property, plant and equipment	$1,518,796	$83,080	$1,601,876	$246,999	$413,528	$749,989	$1,410,516	$56,401	$3,068,793
Intangible assets	26,421	5,323	31,744	2,783	19,694	—	22,477	—	54,221
Total Assets held for sale	—	1,792	1,792	—	—	—	—	—	1,792
Total assets	1,648,872	102,886	1,751,758	316,105	489,092	1,087,274	1,892,471	164,260	3,808,489

December 31, 2013
	Algonquin Power			Liberty Utilities				Corporate	Total
	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Property, plant and equipment	$1,364,843	$79,828	$1,444,671	$215,090	$387,715	$661,228	$1,264,033	$—	$2,708,704
Intangible assets	26,802	5,698	32,500	2,709	19,207	—	21,916	—	54,416
Total Assets held for sale	3,860	20,067	23,927	—	—	—	—	—	23,927
Total assets	1,492,144	116,922	1,609,066	285,555	461,025	927,051	1,673,631	193,784	3,476,481

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

18.	Commitments and contingencies

(a)	Contingencies
APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these financial statements, with the exception of those matters described below. Accruals for any contingencies related to these items are recorded in the financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.

i)
On October 21, 2011, the Québec Court of Appeal ordered a subsidiary of APUC to pay approximately $5,400 (including interest) to the government of Québec relating to water lease payments that the APUC subsidiary has been paying to the St. Lawrence Seaway Management Corporation (“Seaway Management”) under its water lease with Seaway Management in prior years.

The water lease with Seaway Management contains an indemnification clause which management believes mitigates this claim and management intends to vigorously defend its position.  As a result, the probability of loss, if any, and its quantification cannot be estimated at this time but could range from $nil to $6,300. In 2012, the Company paid an amount of $1,884 to the government of Québec in relation to the early years covered by the claim in order to mitigate the impact of accruing interest on any amount ultimately determined to be payable or recoverable.

ii)
The normal ongoing operations and historic activities of the Company are subject to various federal, state and local environmental laws and regulations and are regulated by agencies such as the various federal and state or provincial environmental protection agencies in Canada and the United States.

Like many other industrial companies, natural gas and electric distribution utilities can generate some hazardous waste. Under federal and state laws, potential liability for historic contamination of property may be imposed on responsible parties jointly and severally, without fault, even if the activities were lawful when they occurred. In the case of regulated utilities these costs are often allowed in rate case proceedings to be recovered from rate payers over a specified period.
Prior to their acquisition by Liberty Utilities, EnergyNorth Gas, Granite State Electric and New England Gas Systems were named as potentially responsible parties for remediation of several sites at which hazardous waste is alleged to have been disposed as a result of historic operations of Manufactured Gas Plants (“MGP”) and related facilities. The Company is currently investigating and remediating, as necessary, those MGP and related sites in accordance with plans submitted to the agency with authority for each of the respective sites. The Company believes that obligations imposed on it because of those sites will not have a material impact on its results of operations or financial position.
The Company estimates the remaining undiscounted, unescalated cost of these MGP-related environmental cleanup activities will be $72,147 which at discount rates ranging from 2.31% to 3.33% represents the recorded accrual of $71,100 as at September 30, 2014 (December 31, 2013 - $69,555).
By rate orders, the Regulator provided for the recovery of actual expenditures for site investigation and remediation over a period of 7 years and, accordingly, as at September 30, 2014, the Company has reflected a regulatory asset of $96,486 (December 31, 2013 - $85,029) for the MGP and related sites (note 5).

(b)	Commitments
As a result of the dam safety legislation passed in Quebec (Bill C93), APUC has completed technical assessments on its hydroelectric facility dams owned or leased within the Province of Quebec.  The assessments have identified a number of remedial measures required to meet the new safety standards.  APUC currently estimates further capital expenditures of approximately $7,300 over a period of five years related to compliance with the legislation. As a result of ice damage to one dam during the spring thaw, a reassessment of the remedial measures needing to be taken at that facility are under review.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

18.	Commitments and contingencies (continued)

(b)	Commitments (continued)
APUC has outstanding purchase commitments for power purchases, gas delivery, service and supply, service agreements, capital project commitments and operating leases. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Purchased power	$116,425	$13,326	$—	$—	$—	$—	$129,751
Gas delivery, service and supply agreements	52,258	36,818	24,648	22,365	21,997	70,175	228,261
Service agreements	24,364	29,785	30,644	29,489	29,078	469,638	612,998
Capital projects	32,533	—	—	—	—	—	32,533
Operating leases	5,486	4,705	4,163	3,863	3,658	86,283	108,158
Total	$231,066	$84,634	$59,455	$55,717	$54,733	$626,096	$1,111,701

19.	Non-cash operating items
The changes in non-cash operating items from discontinued operations is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Accounts receivable	$(137)	$315	$780	$(118)
Prepaid expenses	79	70	36	(50)
Accrued liabilities	319	77	(46)	149
	$261	$462	$770	$(19)

The changes in non-cash operating items is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Accounts receivable	$14,553	$13,373	$36,734	$8,259
Related party balances	—	(8)	—	22
Natural gas in storage	(15,179)	(9,524)	(9,294)	(9,973)
Supplies and consumables inventory	(979)	(130)	(1,689)	(2,419)
Income tax receivable	(19)	12	(20)	(20)
Prepaid expenses	4,878	(1,470)	2,758	(3,212)
Accounts payable	(4,526)	(12,303)	17,185	(22,640)
Accrued liabilities	(4,547)	8,165	(35,099)	(8,906)
Current income tax liability	1,503	1,067	1,143	1,638
Net regulatory assets and liabilities	(17,039)	(5,736)	(46,113)	3,034
	$(21,355)	$(6,554)	$(34,395)	$(34,217)

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments

(a)	Fair value of financial instruments

September 30, 2014
	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Notes receivable	$28,234	$30,808	$—	$—	$30,808
Derivative financial instruments:
Energy contracts designated as a cashflow hedge	20,297	20,297	—	—	20,297
Energy contracts not designated as a cashflow hedge	2,330	2,330	—	—	2,330
Commodity contracts for regulated operations	56	56	—	56	—
Total derivative financial instruments	22,683	22,683	—	56	22,627
Total financial assets	$50,917	$53,491	$—	$56	$53,435
Long-term liabilities	$1,413,473	$1,492,727	$506,469	$986,258	$—
Derivative financial instruments:
Energy contracts designated as a cashflow hedge	171	171	—	—	171
Cross-currency swaps designated as a foreign exchange hedge	20,154	20,154	—	20,154	—
Interest rate swaps not designated as a hedge	1,867	1,867	—	1,867	—
Commodity contracts for regulated operations	1,168	1,168	—	1,168	—
Total derivative financial instruments	23,360	23,360	—	23,189	171
Total financial liabilities	$1,436,833	$1,516,087	$506,469	$1,009,447	$171

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

(a)Fair value of financial instruments (continued)

December 31, 2013
	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Notes receivable	$22,678	$26,321	$—	$—	$26,321
Derivative financial instruments:
Energy contracts designated as a cashflow hedge	31,971	31,971	—	—	31,971
Energy contracts not designated as a cashflow hedge	3,737	3,737	—	—	3,737
Cross-currency swap designated as a foreign exchange hedge	109	109	—	109	—
Commodity contracts for regulated operations	482	482	—	482	—
Total derivative financial instruments	36,299	36,299	—	591	35,708
Total financial assets	$58,977	$62,620	$—	$591	$62,029
Long-term liabilities	$1,255,588	$1,261,340	$296,986	$964,354	$—
Derivative financial instruments:
Energy contracts designated as a cashflow hedge	4,781	4,781	—	—	4,781
Cross-currency swap designated as a foreign exchange hedge	7,947	7,947	—	7,947	—
Interest rate swaps not designated as a hedge	3,180	3,180	—	3,180	—
Commodity contracts for regulated operations	313	313	—	313	—
Total derivative financial instruments	16,221	16,221	—	11,440	4,781
Total financial liabilities	$1,271,809	$1,277,561	$296,986	$975,794	$4,781

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value (a level 2 measurement) as at September 30, 2014 and December 31, 2013 due to the short-term maturity of these instruments.
Notes receivable fair values have been determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
APUC has long-term liabilities at fixed interest rates and variable rates. The estimated fair value is determined using a discounted cash flow method, using estimated current interest rates.
The Company’s Level 2 fair value derivative instruments primarily consist of swaps, options, and forward physical deals where market data for pricing inputs are observable.  Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves which are observable in the marketplace.
The Red Lily conversion option is measured at fair value on a recurring basis using unobservable inputs (Level 3). The fair value is based on an income approach using an option pricing model that includes various inputs such as energy yield function from wind, estimated cash flows and a discount rate of 8.5%. The Company used a discount rate believed to be most relevant given the business strategy. There was no change in fair value of $nil during the nine months ended September 30, 2014 or 2013.
The Company’s Level 3 fair value derivative instruments consist of energy contracts for energy sales. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from U.S. $17.40 to U.S. $188.46 as of September 30, 2014  The processes and methods of measurement are developed using the market knowledge of the trading operations within the Company and are derived from observable energy curves adjusted to reflect the illiquid market of the hedges and, in some cases, the variability in deliverable energy.  Significant increases (decreases) in any of these inputs in isolation would result in a significantly lower (higher) fair value measurement. The change in the fair value of the energy contracts are detailed in notes 20(b)(ii) and 20(b)(iv).
Fair value estimates are made at a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.
The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of level 1, level 2 or level 3 during the three or nine months ended September 30, 2014 or 2013.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

(b)	Derivative instruments
Derivative instruments are recognized on the unaudited interim consolidated balance sheets as either assets or liabilities and measured at fair value each reporting period.
(i)     Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas service territories. The Company’s strategy is to minimize fluctuations in gas sales prices to regulated customers. The accounting for these derivative instruments is subject to current guidance for rate-regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the accompanying unaudited interim consolidated balance sheets. Gains or losses on the settlement of these contracts are included in the calculation of deferred gas costs (note 5).
The following are commodity volumes, in dekatherms (“dths”) associated with the above derivative contracts:

2014
Financial contracts: Gas swaps	3,231,494
Gas options	1,489,434
4,720,928
(ii)     Cash flow hedges
APCo reduces the price risk on the expected future sale of power generation at the Sandy Ridge, Senate and Minonk Wind Facilities and at one of its hydro facilities no longer subject to a power purchase agreement by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)		Pay floating price
Energy delivered less existing swap	December 2014	U.S. $	32.64	PJM Western HUB
Energy delivered less existing swap	December 2014	U.S. $	25.64	NI HUB
Energy delivered less existing swap	December 2014	U.S. $	27.39	ERCOT North HUB
109,135	December 2016		$67.73	AESO
947,440	December 2022	U.S. $	42.81	PJM Western HUB
4,053,039	December 2022	U.S. $	30.25	NI HUB
4,429,717	December 2027	U.S. $	36.46	ERCOT North HUB
As at September 30, 2014, an amount receivable under the derivatives for the Sandy Ridge, Senate and Minonk Wind Facilities of $13,891 (December 31, 2013 - $7,344) was held as collateral by the counterparty.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)
(ii)     Cash flow hedges (continued)
The following table summarizes changes in other comprehensive income/(loss) attributable to derivative financial instruments designated as a hedge, net of tax:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Effective portion of cash flow hedge, gain	$12,483	$1,355	$(6,588)	$10,463
Loss realized on cash flow hedge	(9)	—	(24)	(14)
	$12,474	$1,355	$(6,612)	$10,449
Less non-controlling interest	—	—	5,982	(4,939)
Change in fair value of cash flow hedge in other comprehensive income/(loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$12,474	$1,355	$(630)	$5,510
The Company expects $3,538 of unrealized gains currently in accumulated other comprehensive loss to be reclassified into net earnings/(loss) within the next twelve months, as the underlying hedged transactions settle.
The ineffective portion of derivative financial instruments designated as a hedge is recorded as part of loss/(gain) on derivative financial instruments on the unaudited interim consolidated statements of operations (note 20(b)(iv)).

(iii)	Foreign exchange hedge of net investment in foreign operation
The Company periodically uses a combination of foreign exchange forward contracts and spot purchases to manage its foreign exchange exposure on cash flows generated from the U.S. operations. APUC only enters into foreign exchange forward contracts with major Canadian financial institutions having a credit rating of A or better, thus reducing credit risk on these forward contracts.
Concurrent with its $150,000 and $200,000 debentures offering in December 2012 and January 2014, respectively, APCo entered into cross currency swaps, coterminous with the debentures, to effectively convert the Canadian dollar denominated offering into U.S. dollars. APCo designated the entire notional amount of the cross currency fixed for fixed interest rate swaps and related short-term USD payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in APCo’s U.S. operations. The gain or loss related to the fair value changes of the swaps and the related foreign currency gains and losses on the USD accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in other comprehensive income/(loss)) related to the net investment. A foreign currency loss of $15,758 and $12,233, respectively (2013 - foreign currency gain of $2,558 and loss of $2,034) was recorded in other comprehensive income/(loss) during the three and nine months ended September 30, 2014.

(iv)	Other derivatives
APCo provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Assets are expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.
This risk is mitigated through the use of short-term financial forward energy purchase contracts which are classified as derivative instruments. The electricity derivative contracts are net settled fixed-for-floating swaps whereby APUC pays a fixed price and receives the floating or indexed price on a notional quantity of energy over the remainder of the contract term at an average rate, as per the following table. These contracts are not accounted for as hedges and changes in fair value are recorded in net earnings/(loss) as they occur.

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iv)Other derivatives (continued)

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)		Pay floating price
28,910	March 2015	U.S. $	52.99	NBSO - Salisbury

For derivatives that are not designated as cash flow hedges, and for the ineffective portion of gains and losses on derivatives that are accounted as hedges, the changes in the fair value are immediately recognized in net earnings/(loss).
The effects on the unaudited interim consolidated statements of operations of derivative financial instruments consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Change in unrealized (gain)/loss on derivative financial instruments:
Interest rate swaps	$(471)	$(241)	$(1,313)	$(1,284)
Energy derivative contracts	(374)	(1,153)	1,508	(1,319)
Total change in unrealized loss/(gain) on derivative financial instruments	$(845)	$(1,394)	$195	$(2,603)
Realized loss/(gain) on derivative financial instruments:
Interest rate swaps	492	521	1,474	1,519
Energy derivative contracts	178	507	(3,788)	(194)
Total realized loss/(gain) on derivative financial instruments	$670	$1,028	$(2,314)	$1,325
Gain on derivative financial instruments	$(175)	$(366)	$(2,119)	$(1,278)
Ineffective portion of derivatives financial instruments accounted for as designated hedges	(1,460)	(220)	1,464	(1,212)
Gain on derivative financial instruments	$(1,635)	$(586)	$(655)	$(2,490)

ALGONQUIN POWER & UTILITIES CORP.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and nine months ended September 30, 2014 and 2013
(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

(c)	Risk management
Foreign currency risk
The Company is exposed to currency fluctuations from its U.S. based operations. APUC manages this risk primarily through the use of natural hedges by using U.S. long-term debt to finance its U.S. operations.
APCo designates the amounts drawn on its bank credit facility denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in APCo’s U.S. operations. The foreign currency transaction gain or loss on the outstanding U.S. dollar denominated balance of APCo’s facility that is designated a hedge of the net investment in its foreign operations is reported in the same manner as a translation adjustment (in other comprehensive income/(loss)) related to the net investment, to the extent it is effective as a hedge. During the three and nine months ended September 30, 2014, a foreign currency loss of $1,148 and $2,162 (2013 - foreign currency gain of $1,317 and foreign currency loss of $492) was recorded in other comprehensive income (loss).
Interest rate risk
The Company is exposed to interest rate fluctuations related to certain of its floating rate debt obligations, including certain project specific debt and its revolving credit facility, its interest rate swaps as well as interest earned on its cash on hand. The Company does not currently hedge that risk.
APCo is party to an interest rate swap whereby, the Company pays a fixed interest rate of 4.47% on a notional amount of $61,072 and receives floating interest at 90 day CDOR, up to the expiry of the swap in September 2015. As at September 30, 2014, the estimated fair value of the interest rate swap was a liability of $1,867 (December 31, 2013 – liability of $3,180).  This interest rate swap is not being accounted for as a hedge and, consequently, changes in fair value are recorded in net earnings/(loss) as they occur.

21.	Comparative figures
Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.